Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: The Hillshire Brands Company

Commission File No.: 1-3344

Subject Company: Pinnacle Foods Inc.

Commission File No.: 1-35844

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MAY 13, 2014 / 07:20PM GMT, HSH - Hillshire Brands Co at Goldman Sachs Global Staples Summit

CORPORATE PARTICIPANTS

SeanConnolly Hillshire Brands Company - President, CEO

Maria Henry Hillshire Brands Company - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Jason English Goldman Sachs - Analyst

PRESENTATION

Jason English - Goldman Sachs - Analyst

Next up, I think we’ve got one that many of you have likely anticipated, or been eager for. I know I have been, especially after yesterday. So, next up we’ve got Sean Connolly, President and CEO of Hillshire Brands, and with him Maria Henry, the firm’s CFO. Sean and Maria have been on quite the journey over the last couple of years. They were brought in to prepare Hillshire Brands for the spin-out, when it was part of legacy Sara Lee. They then successfully spun it out and delivered very good results as a stand-alone entity, even in the face of substantially higher input costs especially of late.

Now, of course, they’re preparing to embark on the next leg of their journey. So, without further ado, let me turn the stage over to Sean and Maria to tell us a little bit about where they’ve been and more importantly, about where they’re going.

SeanConnolly - Hillshire Brands Company - President, CEO

Thanks, Jason. Good afternoon everybody, and for those of you on the web call, thanks for dialing in. We are thrilled to be here today. It was almost two years ago exactly that we hosted our inaugural investor day in New York, and at that point in time I described what we were out to do with Hillshire Brands. And I described the three-year journey using three words. I said this three-year journey is going to go in the order of fix, drive, and expand, and what I meant by those three words was that we had a lot of heavy lifting to do in the early days to get some under-managed, neglected brands back up and running again. We had to get the right kind of talent on our team, and we knew once we did that we could begin to drive them because we were committed and have been committed to growth in innovation since the beginning as well as a lean cost structure.

And we began to drive those businesses in the past year, and then this year at CAGNY we unveiled what I think many would say is one of the stronger innovation slates in the industry.

We’re now in the third phase, which is about expand, and yesterday we announced that we have signed an agreement to acquire Pinnacle Foods. And when you put the two together, you get a leading company, branded food company, that’s nearly $7 billion in sales and spans the frozen, refrigerated, and dry grocery category. And when I got into the two companies, it struck me that it’s really uniting two highly-complementary companies, and we’ll talk more about that here today, I’m sure, that are focused on brand building but also focused on an incredibly lean cost structure, because there’s a DNA in each company that knows if you can keep it lean, you can give more money back to shareholders. You’ve got more fuel to invest back in brand building and innovation. So, very similar companies.

The new company will deliver enhanced scale. It will have significantly higher margins, as well as input cost diversification. We’ll touch on that. And overall, it’s a very compelling financial impact. It’s immediately accretive. It drives meaningful synergies and there are some real revenue synergies that I hope we get to talk about today, because it is such an interesting combination, I believe that when you put the two companies together you unlock revenue opportunities that neither company would be able to get to independently.

And we’ll talk a little bit about that, but overall, strong combined cash flows and that will enable us to continue to drive strong returns for our shareholders.

When you look at the new portfolio, here’s what you get. There are a number of brands in the portfolio, but what’s fascinating to me is a short list of brands will drive roughly 70% of the Company’s total revenue base. For a company our size, amazingly, we will have three billion-dollar brands in a $6.6 billion portfolio with Hillshire Farm, Jimmy Dean, and Birds Eye. Clearly, some major scale in frozen, there.

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MAY 13, 2014 / 07:20PM GMT, HSH - Hillshire Brands Co at Goldman Sachs Global Staples Summit

We’ll have the billion-dollar brand in Ball Park, which started out as a hot dog business but more recently has expanded successfully into the frozen section, and then three quarter-billion-dollar brands with Duncan Hines, Vlasic, Wish Bone.

At the bottom of this page, I put a number of the Hillshire acquisitions from the past couple of years because these are fantastic young brands that are delivering superb growth, and we have big plans for these and we think they’ll continue to deliver. Importantly, this portfolio will span the frozen, refrigerated, and dry grocery categories, and it’ll be one of the leading US food companies spanning that space.

Won’t drain this slide, but the point of this is, this is a portfolio of iconic brands with strong market shares. You can see across the categories we compete in, we will compete with number one and number two brands, and that means we have something to work with. And importantly, these categories are stable-to-growing categories and our market shares on average within these categories have been very strong. So, I’m very pleased with the total portfolio in terms of overall category strength and brand strength, and I think it suggests that we have a lot here to work with as we get our hands on it.

I was mentioning to several investors today, I compare the Pinnacle portfolio to the Sara Lee portfolio that I inherited two-and-a-half years ago, and the Pinnacle team has done a fantastic job really getting their portfolio in ship shape, and I think there’s a lot of upside from here.

In terms of new avenues for further growth, one of the things that struck me as we got into it is there are these unique opportunities that get unlocked when you bring the two independent companies together. Opportunities that I think would be hard to unlock in a highly-profitable way with the companies separately.

I’ll start — I’ll work in reverse order, here. Center store grocery. Pinnacle has a beachhead in center store grocery. They have number one and number two brands in center store grocery. We’ve long believed that our portfolio of trademarks has an opportunity to drive profitable growth in the center of the store. We haven’t been able to access it because we don’t have scale there. While we could get there as a one-off, it would be costly to do so by using specialty distributors, specialty brokers, co-packers, etc.

When you bring the Pinnacle assets to bear here, and a sales force that is experienced going to market in center of the store, we think trademarks like Jimmy Dean, Adele’s, Hillshire Farm, could really play in the center store which are large categories with deep profit pools, but frankly a bit sluggish right now.

It’s also not lost on it that it’s very important to our retail customers to get the center of the store moving, because that’s where they drive most of their EBIT. So, that’s an area we will look to drive new innovation.

Similarly, in the refrigerated part of the store where Hillshire has significant scale and credibility with customers, we believe there’s an opportunity to extend some of the capabilities and trademarks of Pinnacle. So if you think about what’s happening in the perimeter of the store, it’s high growth. It’s on trend. You see a lot going on there with vegetables, you see a lot going on with dressings, with sauces, with dips, with pickles. It’s not happening today with the Pinnacle portfolio, and part of the reason for that is it’s very costly to service that part of the store if you don’t already have scale there. We solved that problem. We have great relationships with our retail customers in the refrigerated section. We have significant scale and we think there’s a lot we can do.

And then finally, frozen — Jimmy Dean has got to be one of the top-performing frozen food businesses in all of the United States, in breakfast. Clearly, it’s a billion-dollar brand that has been doing extremely well. Birds Eye has got to be near the top of the list as well. On-trend category with vegetable nutrition. You put the two billion-dollar brands together, and you surround it with other brands like Ball Park, Mrs. Paul’s, etc., and we would jump to be the number three player in frozen, and importantly, some of the strongest performing brands in that whole set. I think that’s a tremendous beachhead to build upon with new innovations as we go to that customer with significant scale.

A couple of quick hits on margin profile and input costs. Clearly the margin structure of the combined company is a step change difference from where Hillshire is today. And on the right side of the page, this is kind of a bonus. This is as you think about our portfolio today, about 35% of Hillshire’s COGS base is in meat, and 65% is non-meat. And there is a bit of a difference in volatility between the orange part of this bar and the green part of the bar. There’s more volatility in meat than non-meat, so this acquisition further diversifies the portfolio and drives more stability into the portfolio, and we like that as well.

These are both lean companies, so one of the things I was most pleased about as we looked at Pinnacle — it is a culture that is a lot like Hillshire’s. It’s a talented team of people, but they understand that when there’s excess in corporate America, it’s a tax on your ability to brand build and innovate and give back to the shareholders. So, both companies have an incredibly lean culture where they’re trying to eliminate all waste, because that creates more fuel for growth.

And when you put the two companies together, we think we ultimately will have one of the leading, if not the leading, SG&A profiles in the industry.

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MAY 13, 2014 / 07:20PM GMT, HSH - Hillshire Brands Co at Goldman Sachs Global Staples Summit

Cost synergies are a big, important part of the financial equation here. We will deliver $140 million in cost synergies by the end of year 3. That’ll come from two areas. We’ll call it supply chain enhancements, and the elimination of overhead expenses. There will be a one-time charge of $180 million in costs to achieve those ongoing synergies. The integration teams are coming together now. We have very senior leadership from both sides because we recognize there will be heavy lifting on the integration, but we have a tremendous amount of experience between both companies — Sara Lee doing the breakup and all the complexities associated with that, Pinnacle with the acquisition of Birds Eye not so long ago. Their CFO, Craig Steeneck, will co-lead this along with my Chief Supply Chain Officer, Tom Hayes, so we’ve got two extremely senior leaders that’ll be overseeing the formal integration program.

Importantly, we expect these synergies to drive immediate accretion but ultimately the total accretion will be north of 15%.

On capital allocation, just a couple of quick words. Our first priority at Hillshire has always been to invest back in the business, to continue to make sure we’ve got a healthy and strong brand for the long haul, but we surround that with a good dividend policy. Our $0.70 per share annual dividend will remain in place and we plan to target a competitive payout ratio with our peers over time here.

Debt reduction will be a focus, near-term. We will look to de-leverage and get the business back to investment grade. We’ll talk about it but we can get there fairly quickly and there are a number of reasons for that. I’m sure Maria would be happy to field your questions on that. And we’ll also be suspending our current share repurchase program, as you can imagine given the news that we shared in the last couple of days. And finally, we will be open to augmenting our organic plans with small bolt-on, fill-in acquisitions in the future, near future.

So, that’s it in terms of the prepared remarks. I guess Jason, I turn it back to you.

QUESTION AND ANSWER

Jason English - Goldman Sachs - Analyst

Great, thank you Sean. So, as a reminder for everyone in the audience and for those on the webcast, if you’ve got questions you can e-mail into LiveCurrent@GS.com, subject heading, #Staples. That’s LiveCurrent@GS.com, subject heading, #Staples. And obviously, for everyone here in the room you can just simply raise your hand. And I definitely encourage you to do so, because my questions really need to stay focused on the fundamental profile for the business. So, if you have other questions you want to vet, you’ve got to throw them to me.

But let me start with a fairly generic one. You’ve been hosting meetings all day. Can you talk to us about maybe some of the questions you’ve been getting, maybe some of the concerns, and what your response has been to those?

SeanConnolly - Hillshire Brands Company - President, CEO

Sure. A couple of the headlines in terms of the comments and questions we’ve been getting through the day, I think overall we’ve had many investors say — now that you lay it out, actually, these portfolios are quite complementary to one another. It does seem like they’re a logical fit with one another, and that is something I was pleased to hear.

In terms of some of the questions, one of the questions investors always ask us is, do you consider a multitude of options as you take a transformative action like this? Did you weigh it against other alternatives like levering up and buying back shares? And the message we always give there is that our interests as management are squarely aligned with the interests of our investors. Our money our personal income, is largely variable and it’s tied to total shareholder return. So, we share the same interest and of course because of that reason and many other reasons, we’re always looking to maximize shareholder value.

So, when we would pursue a path like this, we weigh it against other strategic alternatives we have and then we ultimately converge on what we think is going to generate the best value for our shareholders and deliver the strongest sustainable enterprise over time. Anything you want to add to that, Maria?

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MAY 13, 2014 / 07:20PM GMT, HSH - Hillshire Brands Co at Goldman Sachs Global Staples Summit

Maria Henry - Hillshire Brands Company - EVP, CFO

Yes, I think that a lot of the questions were around that.

Jason English - Goldman Sachs - Analyst

Okay. Well, let me ask a question about the current portfolios that exist today and some of the challenges you’re having to [attest] with. Last quarter, you put up relatively solid results, particularly versus expectations. Very strong. But you cautioned, you cautioned that input costs are going to be materially higher in this upcoming quarter and that price will probably be inadequate to cover it all. Is this something that’s unique to — and transitory to just the fourth quarter, or should we be concerned about spillover and the impact into next fiscal year, knowing that you can’t comment on fiscal 2015 guidance at this point?

SeanConnolly - Hillshire Brands Company - President, CEO

Sure, well clearly we’re not here to guide on 2015 today, but what Jason’s referring to is one of our key input costs is pork. The pork market has been dramatically affected here by a pig virus that is unprecedented in the United States of America. I know we always describe the virus as rare, acute and transitory, but it is significant. So, what the entire industry is waiting for right now is to see what’s going to happen with this virus. Is it going to pass its way through the entire herd, is the healthcare community going to come up with a vaccine, everybody’s waiting for an answer on that right now, Jason. And what it’s — the lack of an answer is having an effect on the markets and the prices out there, and the markets for pork today are extremely high.

It will be a transitory issue so the question is, when is it going to turn the other way and how steep will the drop be? So, we’re working through that now. This is the time of year when we’re always rolling up our annual operating plan, we always come back in August with our plan for next year and that’s where we are in the process.

However, there’s no question that in the immediate term, we’re dealing with significantly higher input costs. To me, the story here for Hillshire is that in the fullness of time, this stuff always washes out. You talked about price recovery — the way it works for us is fairly simple. When we’re in periods of extreme inflation, our principle is always to price to offset inflation. But in short-term windows, we typically under-recover and we have, year-to-date. We under-recover in terms of what we recapture versus inflation with our pricing, but then the worm turns and we tend to over-recover when there are periods of deflation.

If you look back on our company, even when we were Sara Lee, we typically always fully recover. But, what it can mean is that in short-term windows in any given quarter, you might see profits that are artificially inflated or artificially deflated, and what I always focus our investors on is, are we moving the center line of our profitability up consistently over time?

And the answer with respect to Hillshire is, we are. When we launched the Company we were at an OI margin of about 8%. We had a goal to get that OI margin to 10%. Fiscal year to date through three quarters, we’re above 10% and since spin, we’ve averaged 9.7%. So, you can see the center line of the profitability has consistently been moving up but there can be some wobble.

Jason English - Goldman Sachs - Analyst

Yes. But this is an industry-wide issue, it’s not a Hillshire Brands issue. Any manufacturer in these categories is going to be experiencing the same pain. So, I guess this comes back to pricing power, and that’s going to be predicated on what your competitors do. Would you characterize the competitive dynamics in your categories right now as fairly rational?

SeanConnolly - Hillshire Brands Company - President, CEO

You know, I’m glad you asked me the question that way, because I won’t comment on specific competitors. But our principle is, when we have inflation we need to price to offset inflation, and our customers understand that and they understand that we need to do that because they want us to keep the innovation program going. They want us to continue to bring new growth ideas. We can’t do that if we don’t price. So, they understand we’ve got to price if we face inflation, especially as acute as it is now, and we’ve been doing that. And we’ve been successful in doing it, because we’ve got a very talented pricing team and analytics team in place.

Now, when we take that action usually as the market leader in many cases, we don’t know what our competitors are going to do. We hope it’s rational and not irrational because that’s not good for anybody. And you know what, I’d say right now it’s a fairly benign environment in terms of pricing action. I haven’t seen anything crazy out there, but I probably can’t comment much more on that in terms of competition and their pricing policies.

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MAY 13, 2014 / 07:20PM GMT, HSH - Hillshire Brands Co at Goldman Sachs Global Staples Summit

Jason English - Goldman Sachs - Analyst

That’s helpful, thank you. Any questions from the audience? We’ve got one out there.

Unidentified Audience Member

Hi, thank you. Are you prepared to quantify the revenue synergies that will come from this deal? And additionally, I guess (inaudible), sorry. Beyond the $140 million in cost synergies, why would you like to expand into the center of the store, when it is the perimeter that is clearly growing as you’ve articulated here?

SeanConnolly - Hillshire Brands Company - President, CEO

Well, let me try to tackle that question. There’s a lot in there, but with respect to the latter question, the center of the store versus the perimeter of the store, I love growth and I also love high margins and profitability, and some of the companies that I think are doing it really well and including Hillshire today, have a mix of smaller, high-growth businesses that might be a little lighter on margin, and larger, extremely-profitable, strong cash flow businesses. If you look at our business today, we’ve got Hillshire Farm which is a billion-dollar brand, that puts out a steady stream of cash flow and very strong profits. We have businesses like Adele’s, which are smaller, and extremely high-growth. I like both of those businesses, and it’s good to have a mix of both of those businesses.

But when it comes to whether it’s center store or frozen or anyplace else, I look for categories that are stable-to-growing, with deep profit pools, where we can leverage our trademarks and our capabilities and bring a bit of differentiation to those categories that might stimulate growth for the overall category, or just help us to gain market share. And I think there are ample opportunities here with the combined Hillshire and Pinnacle portfolio to do just that, so I think that’s a significant opportunity.

Can you tell me again the first part of your question? It was breaking up, there.

Unidentified Audience Member

Sure. If you can quantify your revenue synergies?

SeanConnolly - Hillshire Brands Company - President, CEO

Oh. We haven’t quantified the revenue synergies. The economics of this thing make sense based on the hard cost synergies, but when you go into an acquisition of this scale there are clearly going to be elements of risk to execution. There are also opportunities, and we take both into account as we think through — where does it shake out in terms of net risk versus net opportunity?

So, as we think about managing risks and putting mitigation plans in place, it’s all about integrating flawlessly. Making sure we’re all over that. We know exactly what we’ve got to do, and make sure we hit everything on the timing that we need to hit it on.

But on the revenue side, we think there are equal opportunities there and I think some of the opportunities that I mentioned earlier around the ability to take some of the Hillshire trademarks into the center store with Pinnacle’s capabilities and the ability to do the opposite in the refrigerated section is also important. But on top of that, the frozen section is a vast domain in the grocery store, especially beyond breakfast, that has been underperforming. We believe we are already doing some things to shake that up and drive some profitable growth, and we put these two companies together, we think we’ll be able to do even more of that.

Unidentified Audience Member

Thank you.

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MAY 13, 2014 / 07:20PM GMT, HSH - Hillshire Brands Co at Goldman Sachs Global Staples Summit

Jason English - Goldman Sachs - Analyst

We’ve got a question that we got e-mailed in from the audience, and it’s a question on your proposed leverage or financing for the proposed transaction and why you chose to use this ratio of debt versus equity when there are precedents out there within the space of other companies making acquisitions, staying investment-grade, but at much higher — not much higher, but at higher leverage ratios than what you’re proposing to take on.

Maria Henry - Hillshire Brands Company - EVP, CFO

Well, I can certainly address how we think about financing. We’re using a 50/50 mix in terms of equity and cash to pay for the Pinnacle acquisition, and in doing that, we will be able to take advantage of our equity value that we have today. And we’re also able to take advantage of very attractive financing markets.

In terms of exactly what the financial structure will look like on the debt side, will get determined over the next couple months as we get out into the market. Could be term debt, could be bonds, we’ll look at a number of things around what does the market look like, and we’ll finalize that.

The number that I’ve put out in terms of the financing rate for modeling purposes is about 5%. We’ll know what that is as we finalize the financing of the deal as we move forward.

Jason English - Goldman Sachs - Analyst

Great, thank you. We had a question over there from [Burt]?

Unidentified Audience Member

As you know, one of the great successes that Pinnacle Foods had was with Bob Gamgort recruiting Chris Boever, the COO, and the sales leadership team met with the CEOs of the top 10 of your top 40 customers and got a significant amount of new distribution for Duncan Hines, for Vlasic, and for Birds Eye, often at Heinz’, Smuckers’, and General Mills’ and a lot of other key competitors’ expenses. With them it would seem that you would grow significantly using the old Bill Bernbach-Bob Townsend example, were they to lose the — leave the building and lose those top customer grocery relationships.

John Bryan made the same mistake in my view with Sara Lee from 1994 through 2004. What are you going to do to avoid some of the mistakes that John Bryan made letting key Sara Lee folks leave, and have the business trail off and to keep Boever and some of the key Pinnacle Foods people that Gamgort recruited, and have these phenomenal CEO relationships with your key customers, particularly in grocery?

SeanConnolly - Hillshire Brands Company - President, CEO

It’s a great question, and I think Bob and I share a common view in terms of the importance of top-to-top relationships with customers, and the importance of having a great selling organization. In fact, I would tell you that we have gone through the exact same thing at Hillshire, spinning out of Sara Lee, where I had to recruit some significant talent into our selling organization and help establish, re-establish, those relationships top-to-top. It has made a profound difference, and we are — I often use the phrase, punching above our weight, as a $4 billion brand, especially when you look at the hard data in terms of the total points distribution gains our team has gotten vis-Ã -vis companies that are many times our size.

So, I have tremendous alignment with the point you’re making. I’ll pivot that to a related point you’re making, which is the importance of retaining key talent. We have been on a talent journey in Hillshire, trying to import excellent talent into our organization over the last couple of years. We’ve been phenomenally successful in doing that, in particular because much like Pinnacle, it’s a different kind of company. It’s very entrepreneurial, it’s very lean, it’s not political, it’s let’s get down to business, and people want to work at Hillshire.

I think the same thing is true at Pinnacle, and that’s why Bob has been successful recruiting so many of the talented people he’s brought in. In fact, I know many of the talented people he’s brought in, because they’ve worked for me before either at P&G or Campbell. So, it’s a small industry. We have close relationships. I am eager to get to know the Pinnacle team. We’ve already agreed to keep Bob’s CFO, Craig Steeneck on, he’s going to co-lead our integration effort, he’s going to be phenomenal there. Craig knows the business inside and out.

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MAY 13, 2014 / 07:20PM GMT, HSH - Hillshire Brands Co at Goldman Sachs Global Staples Summit

But I look forward to getting to see and know and meet the rest of the team aside from the folks I already know, and talk about their interest in continuing on because we definitely have room at Hillshire for superb talent and I know that the Pinnacle team, hopefully they’re listening now, knows that I’m looking forward to getting to meet them.

Jason English - Goldman Sachs - Analyst

Great, thank you. We have a question in the back?

Unidentified Audience Member

Great, thanks for taking my question. Just out of — just was wondering if you could help us better understand, why now versus say a year ago or before Pinnacle was IPO’d? Why buy now? Presumably, the company was shopped before Blackstone took it public. And then why the deal seemed to have come together quite quickly, if I read the proxy correctly, the confidentiality agreement was signed April 23, so it seems about three weeks?

SeanConnolly - Hillshire Brands Company - President, CEO

Sure, and —

Unidentified Audience Member

And then just in terms of just strategic alternatives and value maximization, you are about to lap the two-year anniversary of the spin in June. Did you consider, before making the deal, the prospect that you might be an M&A target and whether that was an alternative path to value maximization that might come off the table after doing this deal?

SeanConnolly - Hillshire Brands Company - President, CEO

Well, let me — let me tackle your first couple of questions first. You know, the timing of this thing, why now. As I opened up my comments here today, I described the cadence of the Hillshire launch is fix, drive, and expand. And frankly, we have not been ready to do something of this scale. Prior to now, we’ve been looking, we’ve been preparing, but we’ve been very busy building an excellent business and delivering a lot of return to our shareholders. So, we were not looking to do something of this scale prior to now, so that’s point one. Point two, how long have we been at this? Well first of all, M&A broadly, we’ve cast a wide net for small acquisitions and large acquisitions, and we’ve been at it aggressively for the last year, trying to identify companies and businesses that would be excellent with additions to our portfolio and help us create a lot of value.

With respect to this one, we’ve been at it in earnest for about five months now, so — and one of the benefits I think for both sides is when two companies are fairly young after going public, there is an enormous amount of information available, because you’ve just done massive rounds of recruiting investors, explaining the company, helping him to understand it.

So, we were able to get a lot of work done on this as soon as we started the process. So that is really the story there. We’ve been at it for a while. We’ve looked at a lot of other things, and I think obviously when we really got under the hood on this one and looked at the strategic rationale and the economic rationale, we said this is a home run.

With respect to your final point, what I can say on that is the only thing I’m focused on is maximizing shareholder return. And I’ve heard this notion that you know, two-year deadlines, thresh — I don’t know where that stuff comes from but it does not cross my mind. When we look at what we’re going to do to drive shareholder value with Hillshire Brands, we look at basic alternatives. What is our existing pathway, what can it generate? What is another alternative? If we buy back shares, if we lever up and buy back shares, what are we going to generate there? What are the acquisition candidates? And that’s really what we do is we evaluate relative — we evaluate the relative benefits of different options and we converge on the path that we are confident will deliver the best return to our shareholders, and today here we are talking about Pinnacle.

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MAY 13, 2014 / 07:20PM GMT, HSH - Hillshire Brands Co at Goldman Sachs Global Staples Summit

Maria Henry - Hillshire Brands Company - EVP, CFO

And if I can just follow up because I know a lot of people are working through their economic analysis of the transaction and we’ve been getting some more modeling-related questions as we’ve been meeting with shareholders. So, let me just get some information out because I know we’re time-constrained, and I probably won’t get asked this question.

In terms of the tax asset that we talked about which we value at $390 million that we’ll be acquiring as part of the acquisition, we will be able to realize a substantial tax benefit in year one following the acquisition so that is — the benefits are very front-end loaded for us, is point number one. Other minor modeling questions that people had asked about tax rate is 38% to 39% in the first year, 37% thereafter, when you go to do your models and look at things like accretion and how we’re calculating those items.

CapEx has historically been 3.5% to 4%. For us I would expect it to continue somewhere in that range. On the cost to get the synergies, we’ve been talking about $140 million of annualized cost synergies with the deal, a cost to get of $180 million of that. Some portion of that will be CapEx, and that’ll be additive to those numbers, so I just wanted to take care of that as I know a lot of people here will be finalizing a model.

Jason English - Goldman Sachs - Analyst

Great. We’ve got time for probably one more question, are there any from the audience? All right, well then I’ll take it back to your core business. You mentioned it through your prepared remarks that you unveiled a very impressive slate of innovation at CAGNY. I would agree, I think most would. It looks pretty robust. Some of the products have already gone out to market. Can you talk about what’s coming over the next couple of quarters, and maybe some of the ones that you’re most excited about?

SeanConnolly - Hillshire Brands Company - President, CEO

Well, I think since we’re short on time, far and away the one I’m the most excited about is taking Jimmy Dean Frozen beyond breakfast. We developed a fantastic line of Jimmy Dean and Jimmy Dean Delights sandwiches and entrees. These are lunchtime or dinnertime sandwiches and entrees. They’re phenomenally high-quality products. We developed 16 SKUs which is a very big launch, and it hasn’t shipped yet but we’ve been selling it in and I’ve been incredibly pleased by how many customers are taking all 16 SKUs, which is incredible performance.

Typically they’ll cherry-pick what they like. You might get half of them in. But this one has been exceedingly well-received, and I have very high hopes for it. I think what it speaks to is the desire for the buyers in the frozen section of the grocery store to get meaningful brands and meaningful innovation, and if you show up and you offer them high-quality products that are very exciting, they will certainly give you a shot, and we’re going to get that shot with Jimmy Dean beyond breakfast, and we’ve got big expectations.

Jason English - Goldman Sachs - Analyst

Good stuff. Thank you so much.

SeanConnolly - Hillshire Brands Company - President, CEO

Thanks, Jason.

Jason English - Goldman Sachs - Analyst

I really appreciate you guys coming here today.

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MAY 13, 2014 / 07:20PM GMT, HSH - Hillshire Brands Co at Goldman Sachs Global Staples Summit

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Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Hillshire Brands and the combined businesses of Pinnacle Foods and Hillshire Brands and certain plans and objectives of Hillshire Brands with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Hillshire Brands’ stockholders and Pinnacle Foods’ stockholders; and the risk that financing for the transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Hillshire Brands in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Hillshire Brands’ plans with respect to Pinnacle Foods, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Hillshire Brands assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Hillshire Brands’ Annual Report on Form 10-K for the fiscal year ended June 29, 2013 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Hillshire Brands and Pinnacle Foods will be submitted to the respective stockholders of Hillshire Brands and Pinnacle Foods for their consideration. In connection with the proposed merger, Hillshire Brands will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Hillshire Brands and Pinnacle Foods to be filed with the Securities and Exchange Commission (the “SEC”), and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Hillshire Brands and Pinnacle Foods urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Hillshire Brands upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire Brands’ website, http://investors.hillshirebrands.com, or from Pinnacle Foods upon written request to the Investor Relations Department, 399 Jefferson Road, Parsippany, New Jersey, 07054, telephone number (973) 434-2924, or from Pinnacle Foods’ website, http://investors.pinnaclefoods.com.

Participants in Solicitation

Hillshire Brands, Pinnacle Foods and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hillshire Brands and Pinnacle Foods in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Hillshire Brands and Pinnacle Foods in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Hillshire Brands’ executive officers and directors in its definitive proxy statement for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on September 12, 2013. You can find more information about Pinnacle Foods’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2014. You can obtain free copies of these documents from Hillshire Brands and Pinnacle Foods using the contact information above.

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